June 19, 2009
VIA EDGAR AND POST
Amanda Ravitz
Branch Chief — Legal
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re	Pearson PLC
Form 20-F for the Fiscal Year Ended December 31, 2008
File No: 001-16055

Dear Ms. Ravitz,
The following responds to the comment set forth in your June 3, 2009 letter to Robin Freestone, Chief Financial Officer of Pearson PLC (the “Company”) regarding the above-referenced filing. For ease of review, we have set out below the comment together with the Company’s response.
Exhibits
We note your disclosure that you had US Dollar Bonds in the amount of £2,128,000,000 outstanding as of December 31, 2008. Please confirm that you will file or incorporate by reference as exhibits to your next 20-F the instruments defining the rights of the bond holders and any other holders of long term indebtedness or tell us why you do not believe that this is appropriate. See instruction 2(b) as to Exhibits for Form 20-F.
Response:
The Company confirms that it will file or incorporate by reference as exhibits to its next 20-F each of the instruments defining the rights of holders of the outstanding US Dollar Bonds referred to in the comment. The Company also confirms that it will file as exhibits to its 20-Fs instruments defining the rights of holders of any other long-term indebtedness consistent with the requirements of Form 20-F, including instruction 2(b) as to Exhibits for Form 20-F.
In connection with our response to your comments, the Company acknowledges that:
•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments, or changes to our disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding our responses, please call the undersigned at 011-44-207-010-2341 (fax 011-44-207-010-6602), or Howard Kenny of Morgan, Lewis & Bockius LLP (our external legal counsel) at (212)-309-6843.
Very truly yours,
/s/ Robin Freestone, Esq.
cc: J. Nolan McWilliams, Division of Corporation Finance
cc: Morgan, Lewis & Bockius LLP
cc: PricewaterhouseCoopers LLP

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